P.E. 2/12/02

02014405

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 12, 2002

KPNQWEST N.V.

South Point, Building F
Scorpius 60
2130 GE Hoofddorp
The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

KPNQwest N.V.

Table of Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 12, 2002

KPNQwest N.V.
(Registrant)

By: /s/ J. Weston Peterson
Name: J. Weston Peterson
Title: Vice President

KPNQWEST N.V. REPORTS RESULTS FOR THE FOURTH QUARTER 2001 AND FOR FULL YEAR 2001

KPNQwest Reports Full Year 2001 EBITDA of €13.7 Million

Full Year 2001 Results Compared to Full Year 2000
- **Total revenues of €810.1 million, up 75.5% from 2000**
- **Communication services grew 74.8% to €740.9 million**
- **Full year 2001 EBITDA of €13.7 million compared to loss of €(122.5) million in 2000**

Fourth Quarter 2001 Results Compared to the Previous Year:
- **Total revenues of €220.0 million, up 52.2% from fourth quarter 2000**
- **Communication services grew 57.8% to €212.4 million**
- **Achieved positive EBITDA of €16.8 million compared to a loss of €(32.9) million**

Fourth Quarter 2001 Results Compared to the Third Quarter of 2001:
- **11.3% sequential growth in total revenue**
- **8.6% sequential growth in communication services revenue**
- **EBITDA grew to €16.8 million from €2.7 million**

HOOFDDORP, The Netherlands, 12 February 2002 – KPNQwest, a leading pan-European data communications and hosting company, today announced fourth quarter revenues of €220.0 million and earnings before interest, taxes, depreciation and amortisation ("EBITDA") of €16.8 million. This achievement was driven by the combination of the growth of 57.8% over the prior year in communication services revenue and continued improvements in controlling the cost structure of the business and leveraging the completion of the network. The fourth quarter results represent the tenth consecutive quarter that KPNQwest has met or exceeded the consensus of analysts' estimates for communication services revenue and EBITDA.

For the twelve months ended December 31, 2001, the company reported revenues of €810.1 million, which represents a growth rate of 75.5% from the year 2000. Communication services revenue increased 74.8% to €740.9 million, compared to €423.9 million in the prior year. The company reported EBITDA for the full year 2001 of €13.7 million, compared to an EBITDA loss of €(122.5) million in 2000.

"Revenue growth, margin improvement and positive EBITDA results are a reflection of the company's focus on building business, serving customers and controlling costs. In addition, our market position allowed us to make a bid for Ebone and GTS Central Europe, which has already been cleared by the European Commission. This will further strengthen our position as the leading pan-European provider of data and IP communication services and to further deepen our market penetration," said Jack McMaster, CEO and President of KPNQwest.

REVENUES

The Company reported total revenue for the fourth quarter of €220.0 million, which represents 52.2% growth over the fourth quarter of 2000. Total revenue grew sequentially by 11.3%, from total revenue of €197.6 million for the third quarter of 2001.

The Company reported €810.1 million in total revenue for the full year 2001, resulting in a 75.5% increase over the €461.6 million reported for the full year of 2000.

Communication Services Revenue

The company reported communication services revenue of €212.4 million for the fourth quarter, compared to €134.6 million for the fourth quarter of 2000, an increase of 57.8%. Sequentially, communication services revenue increased 8.6% compared to the €195.6 million for the third quarter of 2001.

In addition to the strong growth in the wholesale market, KPNQwest continues to demonstrate its ability to capture market share in the IP value-added services market. Among the deals closed and announced during the quarter are contracts with F-Secure, swissinvest.com, PGS, Mikli, JANET, Manutan, ACCO, Promatis, National Semiconductor, DANTE, Instrumenterium, Andritz, Hewlett Packard and INETV. In addition, 30 new IP VPN customer network contracts helped drive the 20% increase in revenue from the third quarter 2001.

For the full year ended December 31, 2001 the company reported communication services revenue of €740.9 million, an increase of 74.8% compared to the €423.9 million reported in 2000.

During 2001, the company entered into long-term optical capacity agreements whereby customers obtain optical capacity assets. The customers acquire the right to use specific capacity on the network, together with all right, title and interest in that capacity, for the life of the network. The revenue relating to these agreements, which is a component of communication services revenue, is recognised on the date of delivery, receipt of a cash payment for a portion of the total purchase and acceptance of the capacity. For the year ended December 31, 2001, the company recognized approximately €438 million relating to optical capacity asset sales compared to approximately €179 million in 2000. Of the €438 million in optical capacity asset sales, approximately €120 million were sales in separate transactions to customers from which the company also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include optical equipment, capacity outside of the Company's network footprint and capacity to enhance the resilience and reach of the EuroRings™ network.

Infrastructure Revenue

For the fourth quarter of 2001, KPNQwest reported €7.6 million in infrastructure sales, compared to €9.9 million of infrastructure sales for the same period in 2000. The reported infrastructure sales in the fourth quarter of 2001 represent the amortised portion of previously delivered dark fibre contracts in addition to duct sales.

For the full year ended December 31, 2001 the company reported infrastructure revenue of €69.2 million, an increase of 83.6% compared to the €37.7 million reported in 2000.

OPERATING COSTS AND MARGINS

With the completion of the network construction phase of the company's history, KPNQwest has successfully continued to improve communication services gross margin for the eighth consecutive quarter. For the fourth quarter of 2001 the company reported communication services gross margin of 41.3% - a 20 basis point and 560 basis point improvement over the third quarter of 2001 and fourth quarter of 2000, respectively.

The reported communication services gross margin improved to 40.7% for the full year 2001 compared to 32.4% for the same period in 2000.

In addition, KPNQwest continues to control its cost structure and improve productivity as selling, general and administrative ("SG&A") expenses continue to decline both in absolute terms and as a percentage of revenues.

For the fourth quarter of 2001 KPNQwest reported total SG&A costs of €75.2 million, or 34.2% of total revenue, compared to the €79.5 million, or 40.2% of total revenue reported for the third quarter of 2001. This compares to fourth quarter 2000 SG&A costs of €87.8 million or 60.8% of total revenue.

The Company reported full year 2001 SG&A costs of €325.4 million or 40.2% of total revenue, compared to €279.8 million or 60.6% for the full year 2000.

EBITDA
The Company reported total EBITDA of €16.8 million for the fourth quarter, or 7.6% of total revenue, compared to €2.7 million in third quarter 2001 and a loss of €(32.9) million in fourth quarter 2000. The company reported communication services EBITDA of €12.5 million in the fourth quarter 2001, compared to €0.9 million in the third quarter 2001 and €(39.7) million in the fourth quarter 2000.

"We are continuing to drive costs out of our business, both on the network side and in overhead." commented Jeff von Deylen, EVP and Chief Financial Officer of KPNQwest. "By exercising strict controls on expenditure, while continuing to increase our revenue stream, we have been able to improve our EBITDA margins from 1.4% in the third quarter 2001 to 7.6% in the fourth quarter 2001."

For the full year 2001, the company reported total EBITDA of €13.7 million, compared to an EBITDA loss of €(122.5) million in 2000. For the full year 2001, the company reported communication services EBITDA loss of €(23.9) million, compared to a communication services EBITDA loss of €(142.4) million in 2000.

EARNINGS
For the fourth quarter of 2001 the company's reported net loss was €(133.2) million, or €(0.30) loss per share, compared to the reported net loss of €(56.8) million, or loss per share of €(0.13) per share, for the fourth quarter of 2000.

During the fourth quarter of 2001 the company recorded a restructuring charge of €51.6 million. This charge included certain restructuring charges associated with severance payments for redundant employees of €16.1 million and office space termination fees of €9.8 million. The restructuring is part of the streamlining program that the company is currently engaged in and is part of the overall projected restructuring charges related to the GTS/Ebone acquisition, estimated between €80-90 million. The remaining restructuring charges will be incurred in 2002. In addition, the company wrote down certain assets of €25.7 million that were determined to be permanently impaired.

Excluding the restructuring charge, the company's loss before income taxes for fourth quarter of 2001 was €(81.6) million compared to €(75.7) million for fourth quarter of 2000 and €(80.7) million loss in third quarter 2001. The full year 2001 loss before income taxes, excluding the restructuring charge was €(258.7) million, compared to €(184.8) million for the full year 2000.

Historically the company recorded a deferred income tax benefit based on an effective tax rate of 25% of the pre-tax loss, net of a valuation allowance. In the fourth quarter of 2001 the company placed a valuation allowance on the entire amount of the deferred tax asset generated during the quarter. The company believes that the remaining net deferred tax asset is realizable.

For the full year 2001 KPNQwest reported a net loss of €(266.0) million, or a €(0.59) loss per share, compared to a net loss of €(138.6) million, or a €(0.31) loss per share in 2000. The increase in the net loss between 2000 and 2001 was principally driven by five factors:

- Increased depreciation expense resulting from the completion of the company's network
- Increased interest expense due to the increased debt level from the high yield bond offering in January 2001 compared to the same period in 2000
- Restructuring charges of €51.6 million in the fourth quarter 2001 attributable to severance payments, office space terminations and asset write-downs
- Increasing the valuation allowance for the deferred tax asset in the fourth quarter 2001

About KPNQwest
KPNQwest (NASDAQ & ASE: KQIP), the leading pan-European data communications and hosting company, delivers a full range of carrier and corporate networking solutions, hosting and Internet services across a 15 country European footprint with seamless connectivity to a 180,000km global network. The

company owns and operates the EuroRings™, the fastest, most advanced fibre-optic backbone in Europe, which connects 50 cities and a network of ultra-secure hosting facilities, the KPNQwest CyberCentres™. On October 18, 2001, KPNQwest announced its intention to acquire the Ebone and Central Europe divisions from GTS. Subject to the successful closure of this acquisition, KPNQwest will offer a 25,000km fibre-optic network, connecting 60 cities with 14 metro area networks and a total of 55,000m^2 of hosting space. For more information please visit the KPNQwest website at www.kpnqwest.com

For further information, please contact:

Jerry Yohananov
Investor Relations – KPNQwest
Tel: +31 23 568 7602
Email: jerry.yohananov@kpnqwest.com

Piers Schreiber
Corporate Communications – KPNQwest
Tel: +31 23 568 7612
Email: piers.schreiber@kpnqwest.com

This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by KPNQwest with the U.S. Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including failure to complete our network as planned and on time, failure of European internet use to increase as expected, significant competition, rapid technological change and adverse changes in the regulatory environment.

This release may include analyst estimates and other information prepared by third parties, for which KPNQwest assumes no responsibility. KPNQwest undertakes no obligation to review or confirm analyst expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

KPNQwest N.V.

Condensed Consolidated Statements of Operations

For the Three and Twelve Months Ended December 31, 2001 and 2000

(In Millions, Except per Share Information)

(unaudited)

	Three Months Ended		Twelve Months Ended	
	2001	2000	2001	2000
Revenue:				
Communication services	Euro 212.4	Euro 134.6	Euro 740.9	Euro 423.9
Infrastructure sales	7.6	9.9	69.2	37.7
Total revenue (2)	220.0	144.5	810.1	461.6
Cost of sales:				
Communication services	124.7	86.5	439.4	286.5
Infrastructure sales	3.3	3.1	31.6	17.8
Total cost of sales	128.0	89.6	471.0	304.3
Gross margin	92.0	54.9	339.1	157.3
Gross margin percentage	*41.8%*	*38.0%*	*41.9%*	*34.1%*
Selling, general and administrative expenses	75.2	87.8	325.4	279.8
EBITDA	16.8	(32.9)	13.7	(122.5)
Restructuring charges	51.6	-	51.6	-
Depreciation and amortization expense	62.7	38.4	210.7	96.2
Loss from operations	(97.5)	(71.3)	(248.6)	(218.7)
Interest and other, net	35.7	4.4	61.7	(33.9)
Loss before income taxes	(133.2)	(75.7)	(310.3)	(184.8)
Income tax benefit	-	(18.9)	(44.3)	(46.2)
Net loss	Euro (133.2)	Euro (56.8)	Euro (266.0)	Euro (138.6)
Basic and diluted loss per share	Euro (0.30)	Euro (0.13)	Euro (0.59)	Euro (0.31)
Weighted average shares outstanding - basic and diluted	451.5	451.4	451.5	451.0
Net loss before nonrecurring charges (1)	Euro (81.6)	Euro (56.8)	Euro (214.4)	Euro (138.6)
Net loss per share before nonrecurring charges	Euro (0.18)	Euro (0.13)	Euro (0.47)	Euro (0.31)

(1) Net loss before nonrecurring charges excludes restructuring charges incurred in the fourth quarter of 2001.

(2) KPN and Qwest were significant customers of KPNQwest for the twelve months ended December 31, 2001 and 2000. KPN and Qwest purchased network capacity and services from KPNQwest for their own use and for their customers within the KPNQwest network. Purchases by KPN and Qwest for the year ended December 31, 2001 were approximately 14% and 29% of total revenue, respectively. Purchases by KPN and Qwest for the year ended December 31, 2000 were approximately 23% and 17% of total revenues, respectively.

KPNQwest N.V.
Condensed Consolidated Balance Sheets
As of December 31, 2001 and 2000 (In Millions)

	December 31, 2001		December 31, 2000 (1)	
Assets				
Cash	Euro	310.3	Euro	298.3
Other current assets		291.6		367.5
Total current assets		601.9		665.8
Property and equipment, net		2,688.4		1,966.4
Excess of cost over net assets acquired		146.3		168.8
Other, net		158.4		96.4
Total assets	Euro	3,595.0	Euro	2,897.4
Liabilities and shareholders' equity:				
Total current liabilities	Euro	736.6	Euro	521.4
Long-term debt and capital lease obligations		1,532.1		863.9
Other long-term liabilities		238.2		221.0
Total shareholders' equity		1,088.1		1,291.1
Total Liabilities and shareholders' equity:	Euro	3,595.0	Euro	2,897.4

(1) Certain comparative figures have been reclassified to conform to the current period's presentation.

KPNQwest N.V.

Condensed Consolidated Statements of Cash Flows

For the Twelve Months Ended December 31, 2001 and 2000
(In Millions)
(unaudited)

	Twelve Months Ended			
	2001		2000 (1)	
Cash flows from operating activities:				
Net loss	Euro	(266.0)	Euro	(138.6)
Depreciation and amortization		210.7		96.2
Other non-cash activities		(104.1)		(56.6)
Changes in working capital		235.4		53.4
Net cash (used in) provided by operating activities		76.0		(45.6)
Cash flows from investing activities:				
Expenditures for property and equipment		(674.8)		(1,124.3)
Acquisition of subsidiaries, net of cash acquired		(0.8)		(4.4)
Net cash used in investing activities		(675.6)		(1,128.7)
Cash flows from financing activities:				
Proceeds from long-term debt		508.9		-
Proceeds from swap re-set		116.4		-
Other		(15.7)		-
Net cash (used in) provided by financing activities		609.6		-
Effect of exchange rate changes on cash		2.0		0.6
Net (decrease) increase in cash and cash equivalents		12.0		(1,173.7)
Cash and cash equivalents at beginning of period		298.3		1,472.0
Cash and cash equivalents at end of period	Euro	310.3	Euro	298.3

(1) Certain comparative figures have been reclassified to conform to the current period's presentation.

kpnQwest

Fourth Quarter 2001 Financial Results

This presentation contains forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by KPNQwest, Global Telesystems, Inc. or GTS Europe B.V. with the U.S. Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including failure to complete networks as planned and on time, failure of European internet use to increase as expected, significant competition, rapid technological change and adverse changes in the regulatory environment.

In addition, the acquisition of the GTS businesses may not be consummated or may not be consummated in a form that we anticipate. Further, we may not be able to realize the benefits we anticipate or may incur unforeseen costs or face unexpected difficulties in integrating the KPNQwest and GTS businesses.

This presentation may include analyst estimates and other information prepared by third parties, for which KPNQwest assumes no responsibility. KPNQwest undertakes no obligation to review or confirm analyst expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Jack McMaster

President
&
Chief Executive Officer

KPNQwest 2001: Gathering Momentum

- Revenue Growth Outpaced the Industry Across All Products
- Managed Costs and Improved Margins
- Achieved First Full Year of Positive EBITDA
- GTS Acquisition Increases Scale and Synergies
- Well Positioned in Weakened Market

KPNQwest Q4 2001: Financial Highlights

- Total Revenue Growth of 76% to €810 million for the Year and 52% over Q4 2000 to €220 million
- Gross Margin Continues to Improve to 41.9% for Full Year and 41.8% for Q4 2001
- Delivered on Promise of Sequentially Decreasing SG&A Spend Throughout 2001
  - Improved from 61% of Total Revenue in Q4 2000 to 34% in Q4 2001 – Fourth Consecutive Quarter of Absolute Decline
- Reported EBITDA of €13.7 Million for the Year and a 7.6% EBITDA Margin for Q4 2001 – Outperforming Expectations

KPNQwest 2001: Awards and Recognition

- BRC Survey Shows KPNQwest Winning 50% of VPN Bids in Europe (Nov 2001)
- Benchmark-IT Industry Report: KPNQwest is Clear Winner in Pan-European Alternative Carrier Market (Nov 2001)
- Recognized as Top ISP in Romania (Dec 2001) and Spain (Nov 2001)
- UCI Award for Best Data Centres in Europe (Nov 2001)
- Continued Inclusion in AEX Index (Feb 2002)

KPNQwest 2001: Market Share Gains Across All Product Lines

- Next Gen Pan-European Services Nearly Double 2000 Revenue
  - 270 IP VPN/ATM Corporate Networks Signed –Doubling Revenue
  - Hosting Revenue Growth of +60% – More Than Double Market Growth
  - IP Transit Revenue Growth of 45% - vs. 2% Market Growth
  - Price Stabilization Across All Next Generation Products in 2H01

- DIA Normalized Revenue Growth of 19% - Nearly Three Times the Market Growth Rate
  - Increased Sub-2Mb Prices in 15 Countries by 10% to 20%

- MBBS Revenue Flat While Market Declined 6%
  - Volume Doubled Year-Over-Year
  - Pricing Declines Softened by 50% For 2002

KPNQwest Q4 2001: Next Gen Product Profile

	IP VPN	ATM	Hosting /ASP	MBBS	IP Transit
Financial & Professional Services	swissinvest.com Viventures DBV Winterhur	Cap Gemini/E&Y ABN Amro	Bloomberg Accenture Atos Origin Viventures	Fortis Commerzbank BNP Paribas	N/A
Technology	Instrumentarium Nat'l Semiconductor Intershop Alma Media	F-Secure TietoEnator Nokia BMC Software HP	Nokia Akamai FAS Strato Lycos	Sun Microsoft EDS Swift	Lycos Microsoft Nokia
Industrial & Manufacturing	Dell PGS Zumtobel	Duke Energy	OMV Trelleborg	Schlumberger PGS AS Nissan	N/A
Travel, Entertainment, Research & Retail	Mikli Otrum KLM	P&G Amazon.com DANTE	INTETV Yacast RTL New Media	AOL Timewarner NORDUnet CERN Lufthansa	Alma Media NORDUnet UKERNA Dante BelWü

KPNQwest Q4 2001: GTS Acquisition Update

- European Commission Clearance Granted
- GTS Bankruptcy Proceedings On-Track for Completion
- Anticipate the Deal Closing in Early to Mid March
- GTS/Ebone Q4 2001 Results on Track with Company Expectations
- New €500 Million Credit Facility in Place Upon Closure
- Synergy Estimates Made on Date of Announcement Ahead of Target
- KPNQwest/GTS Pro Forma 2002 Guidance Within Initial Estimate Range

Jeff Von Deylen

Executive Vice President
&
Chief Financial Officer

KPNQwest Q4 2001:

Total Revenue Trend


Euro (in millions)
250.0
225.0
200.0
175.0
150.0
125.0
100.0
75.0
50.0
25.0
-

	Q1 2000	Q2 2000	Q3 2000	Q4 2000	Q1 2001	Q2 2001	Q3 2001	Q4 2001
Total Revenue	78.7	105.7	132.7	144.5	162.7	229.9	197.6	220.0

	Year-Over-Year Growth	Sequential Growth
▪ Q4 2001 Total Revenue of €220.0 Million	52.2%	11.3%
▪ Full Year Total Revenue of €810.1 Million	75.5%	
▪ Met Raised Expectations for 2001		

KPNQwest Q4 2001:

Communication Services Revenue Trend



Euro (in millions)
250.0
200.0
150.0
100.0
50.0
-

	Q1 2000	Q2 2000	Q3 2000	Q4 2000	Q1 2001	Q2 2001	Q3 2001	Q4 2001
Revenue	75.6	95.0	118.8	134.6	155.0	177.9	195.6	212.4

	Year-Over-Year Growth	Sequential Growth
▪ Continued Market Penetration in Q4 2001	57.8%	8.6%
▪ Strong Growth for the Full Year	74.8%	

KPNQwest Q4 2001:

Capacity Sales Trend



Euro (in millions)
450.0
375.0
300.0
225.0
150.0
75.0
-
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%

	1999	2000	2001	2002*
Revenue	12.7	179.0	437.8	300.0
% of Total Revenue	6.7%	38.8%	54.0%	23.1%

* KPNQwest Projection

- Increase in 2001 Reflects Weakened Competitors in Wholesale Market and Softness in Enterprise Market
- 100% of 2001 Capacity Sales Were Cash Sales
- Approximately €120.0 Million of Capacity Sales Revenue Relates to Transaction Whereby We Purchased Various Network Assets
- Approximately €200 Million of 2002 Capacity Sales are Already Signed

KPNQwest Q4 2001:

Gross Margin Trend


120.0
100.0
80.0
60.0
40.0
20.0
-
Euro (in millions)
50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%

	Q1 2000	Q2 2000	Q3 2000	Q4 2000	Q1 2001	Q2 2001	Q3 2001	Q4 2001
Gross Margin	20.0	33.4	49.1	54.9	65.2	99.7	82.2	92.0
Gross Margin %	25.4%	31.6%	37.0%	38.0%	40.1%	43.4%	41.6%	41.8%

- Eight Consecutive Quarters of Communication Services Gross Margin Improvement
- Increased On-Net Sales and Lease Migration Results in 830 Basis Point Improvement of Communication Services Gross Margin for Full Year

KPNQwest Q4 2001:

European Data Communications Pricing Firmed Over 2001

	Wholesale Bandwidth	Hosting	IP Connectivity
▪ Q1 2001	12% Decline	7% Decline	5% Decline
▪ Q2 2001	12% Decline	Stable	Stable
▪ Q3 2001	11% Decline	Stable	Stable
▪ Q4 2001	10% Decline	Stable	Stable
▪ 2002 Expectations (Annualized)	25% Decline	Stable	Stable

- Selective Price Increases in Dedicated Internet Access and Hosting Sub-Segments for 2002

KPNQwest Q4 2001:

SG&A Trend



Euro (in millions)
100.0
80.0
60.0
40.0
20.0
-
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%

	Q1 2000	Q2 2000	Q3 2000	Q4 2000	Q1 2001	Q2 2001	Q3 2001	Q4 2001
SG&A	51.9	60.0	80.3	87.8	86.1	84.6	79.5	75.2
% of Total Revenue	65.9%	56.8%	60.5%	60.8%	52.9%	36.8%	40.2%	34.2%

	vs. Q3 2001	vs. Q4 2000
▪ SG&A Continues to Decline – 34.2% of Total Revenue	40.2%	60.8%

- Significant Decline in SG&A For Full Year – Declined from 60.6% of Total Revenue in 2000 to 40.2% in 2001
- Forecast KPNQwest Standalone SG&A of Less than €70 Million per Quarter in 2002

KPNQwest Q4 2001:

Total EBITDA Trend



Euro (in millions)
20.0
10.0
-
(10.0)
(20.0)
(30.0)
(40.0)
20.0%
10.0%
0.0%
(10.0)%
(20.0)%
(30.0)%
(40.0)%
(50.0)%

	Q1 2000	Q2 2000	Q3 2000	Q4 2000	Q1 2001	Q2 2001	Q3 2001	Q4 2001
Total EBITDA	(31.9)	(26.6)	(31.2)	(32.9)	(20.9)	15.1	2.7	16.8
EBITDA Margin	(40.5)%	(25.2)%	(23.5)%	(22.8)%	(12.8)%	6.6%	1.4%	7.6%

	vs. Q3 2001	vs. Q4 2000
▪ Total EBITDA Margin of 7.6% for Q4 2001	1.4%	(22.8)%

▪ Full Year Positive EBITDA of €13.7 million vs. EBITDA Loss of €(122.5) Million for 2000

KPNQwest Q4 2001:

Communications Services EBITDA Trend



Euro (in millions)
20.0
10.0
-
(10.0)
(20.0)
(30.0)
(40.0)
(50.0)
10.0%
0.0%
(10.0)%
(20.0)%
(30.0)%
(40.0)%
(50.0)%

	Q1 2000	Q2 2000	Q3 2000	Q4 2000	Q1 2001	Q2 2001	Q3 2001	Q4 2001
EBITDA	(33.0)	(30.0)	(39.8)	(39.7)	(25.1)	(12.3)	0.9	12.5
EBITDA Margin	(43.7)%	(31.6)%	(33.5)%	(29.5)%	(16.2)%	(6.9)%	0.5%	5.9%

	vs. Q3 2001	vs. Q4 2000
▪ Comm. Services EBITDA Margin of 5.9%	0.5%	(29.5)%

- Full Year Comm. Services EBITDA Margin of (3.2)% for 2001 vs. (33.6)% for 2000
- Gross Margin Improvement and Controlled SG&A Spend Drives Better Than Expected Performance Throughout 2001

KPNQwest Q4 2001:

Earnings

(€ in Millions)	Q4 2001	Q3 2001	Q4 2000	Full Year 2001	Full Year 2000
■ Operating Loss	(97.5)	(53.9)	(71.3)	(248.6)	(218.7)
■ Net Loss	(133.2)	(60.5)	(56.8)	(266.0)	(138.6)
■ EPS	(0.30)	(0.13)	(0.13)	(0.59)	(0.31)
■ Normalized Operating Loss*	(45.9)	(53.9)	(71.3)	(197.0)	(218.7)
■ Normalized Net Loss*	(81.6)	(60.5)	(56.8)	(214.4)	(138.6)
■ Normalized EPS*	(0.18)	(0.13)	(0.13)	(0.47)	(0.31)

*Normalized results exclude the restructuring charge

- Restructuring Charge Composition:

Severance Payments	16.1
Facility Closure	9.8
Asset Write-Off	25.7
	51.6

- Normalized Net Loss Widens as a Result of:
Increased Depreciation Expense as KPNQwest Successfully Completed the Construction of the Network & CyberCentres, and the Increase in the Valuation Allowance for the Deferred Tax Asset.

KPNQwest Q4 2001:

Balance Sheet

(€ in Millions)

	Dec. 31, 2001	Dec. 31, 2000
▪ Total Assets	€ 3,595.0	€ 2,897.4
▪ Cash	€ 310.3	€ 298.3
▪ PP&E, net	€ 2,688.4	€ 1,966.4
▪ L-T Debt and Capital Lease Obligations	€ 1,532.1	€ 863.9
▪ Debt-to-Total Assets Ratio	42.6%	29.8%

- Maintain One of the Strongest Balance Sheets in the Sector
- €500 Million Credit Facility Fully Funds Business Plan Through Free Cash Flow from Operations

KPNQwest Q4 2001:

Cash Flow

(€ in Millions)

	Full Year 2001	Full Year 2000
▪ Net Cash Provided by (Used In) Operations	€76.0	€(45.7)
▪ Net cash Used in Investing Activities	€(675.6)	€(1,128.7)
➢ Capital Expenditures	€(723.8)	€(1,124.3)
▪ Net Cash Provided by Financing Activities	€609.6	-

- Credit Facility Available Upon Closing of GTS/Ebone Acquisition
- Continued Decline in Capital Expenditures Through 2002
- Variance to €650 Million of Capex Guidance Result Of:
  - Trans-Atlantic Capacity
  - Accelerated Lighting of Capacity Anticipated for 2002

KPNQwest Q4 2001:

Financial Guidance - Revenue

(in Millions)	2002E*
Pro Forma Total Revenue	€1,300

* Represents Pro Forma Full Year of 2002

- Revenue Composition for 2002:
  - KPNQwest Recurring Revenue of Approximately €600 Million:
    - Yearend Run-Rate Plus Revenue Estimates in Provisioning Equates to 67% Growth in Corporate Data Networks and Hosting
    - Sub-Segment Price Increases in DIA and Hosting
    - Market Share Opportunities Expanded
  - Ebone/GTS Central Europe Revenue of Approximately €350 Million:
    - Regaining Market Momentum and Confidence
  - Capacity and Infrastructure Sales of Approximately €350 Million:
    - +60% of Contracts Already Signed
    - Expanded Market Share Opportunities

KPNQwest Q4 2001:

Financial Guidance – EBITDA and Capex

(in Millions)	2002E*
Pro Forma EBITDA	€175
Pro Forma Capex	€330

* Represents Pro Forma Full Year of 2002

- Attainable EBITDA Performance:
  - EBITDA Synergies Ahead of Plan
    - Standalone KPNQwest SG&A Q4 2001 Exit Run Rate < €70 Million
    - On Track for EBITDA Synergies of €33 to €40 Million vs. €25 to €35 Million at Date of Announcement
- Capex Closer to €330 Million due to Accelerated Lighting of Capacity in 2001

Conclusion – KPNQwest Gathering Momentum

- 2001 – A Year of Exceeded Expectations:
  - Posted Strong Revenue, Gross Margin and EBITDA Growth
  - Achieved Positive EBITDA Two Quarters Ahead of Expectations
  - Achieved Total EBITDA of €13.7 Million For the Year
- Consolidation of GTS/Ebone Adds Revenue, Scale and Synergies
- Well Positioned in Weakened Market